Issuer Free Writing Prospectus
May 9, 2006
Filed pursuant to Rule 433
Registration Statement No. 333-133914

Contacts

Lisa Nadler (lisa.nadler@gartner.com)

203-316-6537

GARTNER ANNOUNCES PROPOSED SECONDARY OFFERING OF
COMMON STOCK BY SILVER LAKE PARTNERS

        STAMFORD, Conn.—May 9, 2006—Gartner, Inc. (NYSE: IT), a leading provider of research and analysis on the global information technology industry, announced today that it has filed a registration statement with the Securities and Exchange Commission relating to a proposed secondary offering of 9,500,000 shares of its common stock. All of the shares of common stock to be registered are currently owned and will be offered and sold by Silver Lake Partners, L.P. and certain of its affiliates, which currently collectively own approximately 33.1% of Gartner's common stock. Gartner will not receive any proceeds from the sale of the shares of common stock being registered. The underwriters will also have an option to purchase up to an additional 1,425,000 shares of common stock from Silver Lake to cover over-allotments, if any.

        In connection with the proposed offering, Silver Lake and its affiliates have agreed to refrain from seeking any additional registration or sale of shares of Gartner common stock for a period of 90 days following the date of the final prospectus related to the offering without the consent of the underwriters, subject to customary exceptions. Gartner itself, as well as ValueAct Capital, which is Gartner's second largest shareholder, have agreed to similar restrictions.

        "Silver Lake has been Gartner's largest shareholder for over six years and will remain the company's largest shareholder upon completion of this offering. This offering is part of the orderly approach we have taken to exiting our investment in Gartner on behalf of our limited partners," said Michael J. Bingle, managing director of Silver Lake Partners and a Silver Lake appointee to the Gartner board, who, along with Silver Lake appointee John R. Joyce, will remain on Gartner's board following the offering.

        Goldman, Sachs & Co., JPMorgan and Lehman Brothers are acting as joint book-running managers and Banc of America Securities LLC and Credit Suisse Securities (USA) LLC are serving as co-managers for the offering. A registration statement relating to these securities has been filed with the Securities and Exchange Commission.

Other Purchases from Silver Lake

        Gartner also announced it has entered into an agreement with Silver Lake pursuant to which Gartner will purchase an aggregate of 1,000,000 shares of common stock from Silver Lake at the price per share to be received by Silver Lake in the offering, so long as Silver Lake sells at least 9,500,000 shares in the offering. James C. Smith, Chairman of Gartner's Board of Directors, has also entered into an agreement with Silver Lake pursuant to which he will purchase an aggregate of 200,000 shares of common stock from Silver Lake at the price per share to be received by Silver Lake in the offering. Upon closing of these purchases, which are scheduled to occur following the closing of the Silver Lake offering, and after giving effect to the sale of the shares in the public offering, Silver Lake's percentage ownership interest in Gartner's outstanding shares is estimated to be approximately 23.9%, assuming that the underwriters' option to purchase additional shares is not exercised.

        In light of Gartner's purchase and the Silver Lake offering, Gartner further announced that it will suspend its $100.0 million common share repurchase program until the announcement of Gartner's financial results for its second fiscal quarter of 2006 ending June 30.

Business Outlook

        In connection with the proposed Silver Lake offering, and without changing its previously issued fiscal-year 2006 guidance, Gartner also announced its outlook for its second fiscal quarter of 2006 ending June 30. For this second fiscal quarter of 2006, Gartner is targeting total revenue of approximately $272 to $280 million and is projecting GAAP EPS of $0.10 to $0.13.    Consistent with historical practice, Gartner does not intend to issue quarterly guidance in the future.

About Gartner

        Gartner, Inc. (NYSE: IT) delivers the technology-related insight necessary for its clients to make the right decisions, every day. Gartner serves 10,000 organizations, including chief information officers and other senior IT executives in corporations and government agencies, as well as technology companies and the investment community. The Company consists of Gartner Research, Gartner Executive Programs, Gartner Consulting and Gartner Events. Founded in 1979, Gartner is headquartered in Stamford, Connecticut, U.S.A., and has 3,700 associates, including approximately 650 analysts and 500 consultants in 75 countries worldwide.

        The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526, JPMorgan toll-free at 1-866-430-0686 or Lehman Brothers via facsimile at 1-631-254-7268.

Safe Harbor Statement

        Statements about Gartner's future expectations, including Gartner's second fiscal quarter of 2006 financial guidance, the proposed Silver Lake offering, the proposed Silver Lake repurchase, Silver Lake's intentions with respect to exiting its investment in Gartner, and all other statements in this press release other than historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risks and uncertainties and are subject to change at any time, and our actual results could differ materially from expected results. Factors that could cause actual results to differ materially include, but are not limited to our ability to expand or even retain our customer base; our ability to grow or even sustain revenue from individual customers; our ability to attract and retain professional staff of research analysts and consultants upon whom we are dependent; our ability to achieve and effectively manage growth; our ability to pay our debt obligations; our ability to achieve continued customer renewals and achieve new contract value, backlog and deferred revenue growth in light of competitive pressures; our ability to carry out our strategic initiatives and manage associated costs; substantial competition from existing competitors and potential new competitors; additional risks associated with international operations including foreign currency fluctuations; the impact of restructuring and other charges on our businesses and operations; and other risks listed from time to time in the Company's reports filed with the Securities and Exchange Commission. These filings can be found on the SEC's Web site at www.sec.gov. Forward-looking statements included herein speak only as of the date hereof and the Company disclaims any obligation to revise or update such statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events or circumstances.